Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OneConnect Financial Technology Co., Ltd.

壹账通金融科技有限公司

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 6638)

(NYSE Stock Ticker: OCFT)

SUPPLEMENTAL ANNOUNCEMENT
CONTINUING CONNECTED TRANSACTION UNDER THE
INSURANCE SERVICES PURCHASING AGREEMENT

Reference is made to the announcement of OneConnect Financial Technology Co., Ltd. (壹账通金融科技有限公司) (the “Company”) dated September 26, 2023 (the “Announcement”) in relation to the Insurance Services Purchasing Supplemental Agreement dated September 26, 2023 entered into between Shenzhen OneConnect and Ping An Property & Casualty Branches. Unless otherwise defined, capitalized terms used in this announcement shall have the same meanings as defined in the Announcement.

This announcement is to provide supplemental information in relation to the continuing connected transaction contemplated under the Insurance Services Purchasing Agreement.

The original annual cap of the services fees payable by Shenzhen OneConnect under the Insurance Services Purchasing Agreement was RMB2 million for the year ending December 31, 2023. Based on management accounts of the Company and as at the date of the Announcement, the transaction amount with Ping An Property & Casualty in respect of the purchase of property liability insurance services under the Insurance Services Purchasing Agreement during 2023 was approximately RMB1.23 million and the existing annual cap under the Insurance Services Purchasing Agreement has not been exceeded as at the date of the Announcement.

Save for the above, the content of the Announcement remains unchanged.

By order of the Board
OneConnect Financial Technology Co., Ltd.
Mr. Chongfeng Shen
Chairman of the Board and Chief Executive Officer

Hong Kong, October 9, 2023

As at the date of this announcement, the board of directors of the Company comprises Mr. Chongfeng Shen and Ms. Rong Chen as the executive directors, Ms. Sin Yin Tan, Ms. Xin Fu, Mr. Wenwei Dou, Ms. Wenjun Wang and Mr. Min Zhu as the non-executive directors and Dr. Yaolin Zhang, Mr. Tianruo Pu, Mr. Wing Kin Anthony Chow and Mr. Koon Wing Ernest Ip as the independent non-executive directors.

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